Christine M. Nassauer

Associate

+1.215.963.4660

christine.nassauer@morganlewis.com

March 28, 2019

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 169, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 173, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the GQG Partners Global Quality Equity Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. The Staff reissues the following comment on the Amendment:

In the “Principal Investment Strategies” section, because the Fund’s name includes the term “global,” please revise the disclosure to state that the Fund will invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets outside the U.S. or, if conditions are not favorable, invest at least 30% of its assets outside the U.S.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Alison White, Esq.

March 28, 2019

Response. The first sentence of the third paragraph in the section has been revised to read as follows:

Under normal circumstances, the Fund invests in at least five countries, which may include the United States, and invests at least 40% of its total assets in securities of non-U.S. companies or, if conditions are not favorable, invests at least 30% of its total assets in securities of non-U.S. companies.

2.	Comment. The Staff reissues the following comment on the Amendment:

In the “Related Performance Data of the Adviser” section, please show the performance of the GQG Comparable Accounts, which appears to be presented in reliance on Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996), separately from the performance of the Prior Comparable Account, which appears to be presented in reliance on Bramwell Growth Fund (pub. avail. Aug. 7, 1996).

Response. The requested change has been made.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4660.

Very truly yours,

/s/ Christine M. Nassauer

Christine M. Nassauer